SECURITIES AND EXCHANGE COMMISSION RECEIVED DEC 3 0 2008 DIVISION OF MARKET REGULATION

08033422

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-47824

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2007 (MM/DD/YY) AND ENDING October 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TD Professional Execution, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street, Suite 688
(No. and Street)

OFFICIAL SEAL MICHAEL D PIERSON NOTARY PUBLIC - STATE OF ILLINOIS MY COMMISSION EXPIRES:11/11/11

Chicago	Illinois	60614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William D'Anna (312) 244-2504
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

233 S. Wacker Drive, Sears Tower	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED JAN 16 2009 THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, William D'Anna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Professional Execution, Inc., as of October, 31 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

William D'Anna - Treasurer
Title

Notary Public

OFFICIAL SEAL
MICHAEL D PIERSON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/13/11

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TD Professional Execution, Inc.

Statement of Financial Condition

Year Ended October 31, 2008

Contents

0808-0972421-condition

Report of Independent Registered Public Accounting Firm

The Stockholder
TD Professional Execution, Inc.

We have audited the accompanying statement of financial condition of TD Professional Execution, Inc. (the Company) as of October 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of TD Professional Execution, Inc. at October 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Chicago, Illinois
December 19, 2008

TD Professional Execution, Inc.

Statement of Financial Condition

October 31, 2008

Assets	
Cash	$ 603,591
Receivable from Clearing Broker	11,836,109
Floor brokerage receivables	3,866,392
Other assets	1,144,353
Deferred tax asset	265,826
Pension and postretirement benefit prepaid asset	70,303
Other assets – affiliate	15,442
Total assets	$ 17,802,016
Liabilities and stockholder's equity	
Accounts payable and other liabilities	$ 2,996,316
Accounts payable and other liabilities – affiliate	352,148
Pension and postretirement benefit obligations	–
Due to Parent	1,124,065
Total liabilities	4,472,529
Common stock (par value $0, 10,000 shares authorized, 1,000 shares issued, and 1,000 shares outstanding)	–
Additional paid-in-capital	7,806,348
Retained earnings	5,523,139
Total stockholder's equity	13,329,487
Total liabilities and stockholder's equity	$ 17,802,016

See accompanying notes.

1. Organization and Nature of Business

Nature of Operations

TD Professional Execution, Inc. (TDPE or the Company) was organized under the laws of the state of Illinois on September 3, 1993. On March 1, 2002, TD Securities (USA) LLC (the Parent) acquired Rom-Bo Trading Co., an options execution firm, for approximately $12.6 million and renamed it TD Professional Execution, Inc. The Parent is a wholly owned subsidiary of TD Holdings II Inc., which is a wholly owned subsidiary of Toronto Dominion Holdings (U.S.A.), Inc., which is a wholly owned subsidiary of The Toronto-Dominion Bank (TD Bank).

The Company is a registered broker-dealer registered under the Securities and Exchange Act of 1934. The Company's primary business function is the execution of equities, options, and futures transactions on behalf of other broker-dealers, including affiliates.

The Company executes its securities transactions on behalf of other broker-dealers through Merrill Lynch Professional Clearing Corp., the Clearing Broker.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Receivable From, and Payable to, Clearing Broker

Amounts receivable and payable for securities transactions that have not reached the contractual settlement date are recorded net in receivable from broker-dealer in the statement of financial condition. The Company may obtain short-term financing from the clearing broker from whom it can borrow on an uncommitted basis subject to collateral maintenance requirements.

2. Significant Accounting Policies (continued)

Income Taxes

The Company, its Parent, and its affiliates file a consolidated U.S. federal income tax return. Pursuant to a tax-sharing arrangement, Toronto Dominion Holdings (U.S.A), Inc. arranges for the payment of U.S. federal income taxes on behalf of the entire consolidated group. The Company reimburses or receives payment on a current basis from Toronto Dominion Holdings II Inc. based upon its U.S. federal tax liability calculated as if it were to file a separate tax return. TDPE files a combined state and local income tax return with its Parent.

Retirement Plan

The retirement plan consists primarily of contributions made by the Company to the defined-benefit pension plan sponsored by TD Bank.

3. Agreement With Clearing Broker

The Company conducts business with one clearing broker that is a member of a major securities exchange. The clearing and depository operations of the Company's trading activities are performed by this broker pursuant to an agreement. The Company monitors the credit standing of the broker. A significant portion of assets and liabilities of the Company reflected on the statement of financial condition are positions with, and amounts payable to, this broker.

4. Concentration of Credit Risk

The Company has accounts with one bank and one clearing broker-dealer located in the United States. In the event the clearing broker-dealer does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize this credit risk by monitoring the solvency of its clearing broker-dealer.

5. Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warrants that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

6. Benefit Plans

TD Bank sponsors a noncontributory, defined-benefit pension plan which covers full-time employees of the Company and TD Bank between the ages of 21 and 65. The cost of pension benefits for eligible employees measured by length of service, compensation, and other factors is currently being funded through a trust established under the plan. Funding of retirement costs for the plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements.

TD Bank also provides postretirement medical, dental, and life insurance under a postretirement plan, which covers full-time employees of the Company and TD Bank upon reaching normal retirement age. The Company's combined allocated benefit totaled $70,303 for the year ended October 31, 2008.

TD Bank also sponsors a defined-contribution 401(k) plan, which covers full-time employees of the Company and TD Bank. Under the plan, employee contributions are partially matched by the respective subsidiary of TD Bank.

7. Transactions With Affiliates

Edge Trading Systems LLC (Edge), an affiliate, provides technology support services to the Company. $186,561 is recorded in accounts payable and other liabilities – affiliate on the statement of financial condition, for Edge services rendered. Due to Parent in the statement of financial condition represents the intercompany liability for the tax-sharing agreement, which will be reimbursed to the Parent in the near future.

7. Transactions With Affiliates (continued)

The Company shares certain facilities with affiliates and is allocated costs for shared services. The most significant of these costs are for finance, compliance, and legal work for which the Company incurred $416,345 from its affiliates, of which $162,143 is included in accounts payable and other liabilities – affiliate on the statement of financial condition for the year ended October 31, 2008. In addition, the Company shares certain office facilities with affiliates and was allocated costs of $21,781 from its affiliates for the year ended October 31, 2008.

8. Income Taxes

The difference between the Company's effective income tax rate and the federal statutory tax rate is primarily due to state and local taxes. In accordance with SFAS No. 109, the Company has a deferred tax asset relating primarily to the Company's goodwill impairment/amortization and pension plan. The Company recognizes the federal deferred tax benefit associated with such temporary differences as a deferred tax asset on its statement of financial condition, as it is more likely than not that the Company's temporary difference will be realized. The Company has not recorded an associated valuation allowance because management believes that the Company will recognize the deferred tax asset.

Effective November 1, 2007, the Company adopted, for U.S. GAAP purposes, FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* (FIN 48). This guidance clarifies the accounting for income taxes by prescribing a "more-likely-than-not" recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

The Company adopted FIN 48 on November 1, 2007. As a result of the implementation of FIN 48, the Company determined that it did not require a change in its tax liability for unrecognized tax benefits and, consequently, the beginning balance of retained earnings was unaffected. As of October 31, 2008, the Company determined that it has no uncertain tax positions, interest or penalties as defined within FIN 48, and accordingly, management has concluded that no additional FIN 48 disclosures are required.

8. Income Taxes (continued)

The Company does not expect significant changes in the total amount of unrecognized tax benefits to occur within the next 12 months. The Company operates in various tax jurisdictions, and years ranging from 2005-2008 remain subject to examination by tax authorities.

9. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (the SEC) and has elected to compute its net capital in accordance with the *Alternative Net Capital Requirement* of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $250,000 or 2% of aggregate debit items, as defined. At October 31, 2008, the Company had net capital, as defined, of $9,331,633, which was $9,081,633 in excess of its required net capital.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the Uniform Net Capital Rule of the SEC.

END